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                            SCHEDULE 13D

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO.   2    )*

                FREEPORT-McMoRan COPPER & GOLD INC.
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                         (Name of Issuer)

          CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                  (Title of Class of Securities)

                            35671D 10 5
                    -----------------------------
                          (CUSIP Number)

              Fried, Frank, Harris, Shriver & Jacobson
                        One New York Plaza
                    New York, New York  10004
                     Attn:  Allen I. Isaacson
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   (Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                           JULY 5, 1995
       --------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No.    35671D 10 5
             -----------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RTZ INDONESIA LIMITED
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                 (b) / /

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

         AF, OO, WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                               / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         England
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   NUMBER OF      7   SOLE VOTING POWER

     SHARES            NONE
              ----------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER

    OWNED BY           23,931,100
              ----------------------------------------------------------
      EACH        9   SOLE DISPOSITIVE POWER

   REPORTING           NONE
              ----------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER

     WITH              23,931,100
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,931,100
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.3
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14   TYPE OF REPORTING PERSON*

         CO
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____________________
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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



                                SCHEDULE 13D

CUSIP No.    35671D 10 5
             -----------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         THE RTZ CORPORATION PLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                 (b) / /

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3   SEC USE ONLY

- ------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         WC, AF, OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                               / /

- ------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         England
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   NUMBER OF      7   SOLE VOTING POWER

     SHARES            NONE
              ----------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER

    OWNED BY           23,931,100
              ----------------------------------------------------------
      EACH        9   SOLE DISPOSITIVE POWER

   REPORTING           NONE
              ----------------------------------------------------------
    PERSON       10   SHARED DISPOSITIVE POWER

     WITH              23,931,100
- ------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,931,100
- ------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                         / /

- ------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.3
- ------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         CO
- ------------------------------------------------------------------------
____________________
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- - 3 -

          This Amendment No. 2 amends the Schedule 13D filed on May 22, 1995, as amended by Amendment No. 1 filed on June 1, 1995, by each of The RTZ Corporation PLC and RTZ Indonesia Limited with respect to the Class A Common Stock of Freeport-McMoRan Copper & Gold, Inc. (the "Schedule 13D"), as follows. Terms used herein have the meaning set forth in the Schedule 13D.

(a) Item 3 is hereby amended by adding the following paragraph to the end thereof:

                The total consideration for the 2,400,000 shares of FCX Class A Common Stock purchased by RTZI from FTX on July 5, 1995 is $50,160,000. The funds for this purchase were made available to RTZI by RTZ from RTZ's working capital.

(b) Item 4 is hereby amended by adding the following paragraphs to the end thereof:

                According to a press release issued by FTX, on 30, 1995, FTX redeemed $373,000,000 aggregate principal amount of 6.55% Notes, representing all 6.55% Notes outstanding on that date and, in connection with such redemption, issued 19,900,000 shares of FTX Common Stock to holders of 6.55% Notes who elected to convert such 6.55% Notes in lieu of redemption.

                Pursuant to the Purchase Agreement, (i) RTZI had received the Option (which, under certain circumstances, as set forth in the Purchase Agreement, was required to be exercised) to acquire from FTX prior to the Spin-Off up to 3,588,517 additional shares of FCX Class A Common Stock at $20.90 per share, and (ii) under certain circumstances set forth in the Purchase Agreement, FTX could require that RTZI purchase additional shares of FCX Class A Common Stock at $20.90 per share, up to a maximum number based on the redemption price for any 6.55% Notes redeemed by FTX.

                Pursuant to a letter agreement, dated July 3, 1995, between FTX and FCX, on the one hand, and RTZ and RTZI, on the other hand, the parties agreed that RTZI would purchase from Parent 2,400,000 shares of FCX
         Class A Common Stock at a purchase price of $20.90 per share and that such purchase would terminate and constitute satisfaction of all obligations of RTZI to purchase from FTX, and all obligations of FTX to sell to RTZI, shares of FCX Class A Common Stock pursuant to the Purchase Agreement. On July 5, 1995, RTZI purchased such 2,400,000 shares of FCX Class A Common Stock from FTX.

(c) Item 5 is hereby amended and restated in its entirety as follows:

         ITEM 5.   Interest in Securities of the Issuer

                (a)   As of July 5, 1995, RTZ and RTZI
         beneficially owned 23,931,100 shares of Class A Common Stock, representing 11.8% of all shares of FCX Common Stock outstanding and 28.3% of the shares of FCX Class A Common Stock outstanding. (Such calculation is based on 84,680,708 shares of FCX Class A Common Stock issued and outstanding as of July 5, 1995, and 202,590,031 shares of FCX Common Stock issued and outstanding as of July 5,

         1995, which information was provided by FCX.) Of such 84,680,708 shares of FCX Class A Common Stock beneficially owned by RTZ and RTZI, 23,931,100 shares are directly owned by RTZI.

                (b) RTZI has the power, and RTZ may be deemed to share the power, to vote and dispose of the 23,931,100 shares of FCX Class A Common Stock.

                (c) Except for the purchase of 21,531,100 shares of FCX Class A Common Stock on May 12, 1995, the receipt on May 2, 1995 of the Option to purchase 3,588,517 shares of FCX Class A Common Stock, the termination of the Option, and the purchase of 2,400,000 shares of FCX
         Class A Common Stock on July 5, 1995, as set forth herein, and the other potential transactions provided for in the Purchase Agreement, no transactions in shares of FCX Class A Common Stock were effected during the past 60 days by RTZI, RTZ or any person listed on Schedule I. To the knowledge of RTZ and RTZI, none of the persons listed on Schedule I beneficially owns any shares of FCX Class A Common Stock.

                (d) No other person is known by RTZ or RTZI to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of FCX Class A Common Stock beneficially owned by them.

(d) Item 7 is hereby amended by adding the following to the end thereof:

         (6)   Letter agreement, dated July 3, 1995, between
               Freeport-McMoRan Inc., and Freeport-McMoRan Copper
               & Gold, Inc., on the one hand and The RTZ
               Corporation PLC and RTZ Indonesia Limited, on the other hand.

                              SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 1995

                                     RTZ INDONESIA LIMITED


                                     By: /s/ JOHN S. BRADLEY
                                        Name:  John S. Bradley
                                        Title:  Director


                                     RTZ CORPORATION PLC


                                     By: /s/ JOHN S. BRADLEY
                                        Name:  John S. Bradley
                                        Title:  Secretary

                            INDEX OF EXHIBITS

(1)   Joint Filing Agreement, dated May 22, 1995, between The RTZ
      Corporation PLC and RTZ Indonesia Limited.*

(2) Agreement, dated as of May 2, 1995, by and between Freeport-McMoRan Inc. and Freeport-McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC, RTZ Indonesia Limited and RTZ America, Inc., on the other hand, including Exhibits C, D and
      8.1.15 thereto, the Schedules thereto and Registration Rights Agreement entered into pursuant thereto between Freeport-McMoRan Inc., The RTZ Corporation PLC and RTZ America, Inc., dated May 12, 1995,* and letter agreement, dated May 12, 1995, between Freeport-McMoRan Inc., The RTZ Corporation PLC and RTZ America, Inc.**

(3) Registration Rights Agreement, dated as of May 12, 1995, between Freeport-McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC, RTZ Indonesia Limited and RTZ America, Inc., on the other hand, entered into pursuant to the Agreement referred to in (2) above.*

(4) Implementation Agreement, dated as of May 2, 1995, between Freeport-McMoRan Copper & Gold Inc. and The RTZ Corporation PLC, including form of Participation Agreement to be entered into between P.T. Freeport Indonesia Company and an affiliate of The RTZ Corporation PLC to be organized under the laws of Indonesia, and form of Loan Agreement to be entered into between P.T. Freeport Indonesia Company and an affiliate of The RTZ Corporation PLC organized under the laws of England.*

(5) Letter Agreement, dated May 31, 1995, between Freeport-McMoRan Inc. and Freeport-McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC, RTZ Indonesia Limited and RTZ America, Inc., on the other hand.**

(6) Letter Agreement, dated July 3, 1995, between Freeport-McMoRan Inc. and Freeport-McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC and RTZ Indonesia Limited, on the other hand.***





_____________________
*     Filed with original Schedule 13D on May 22, 1995.

**    Filed with Amendment No. 1 to Schedule 13D on June 1, 1995.

***   Filed herewith.

                                                               EXHIBIT 6


                FREEPORT-MCMORAN GLOBAL RESOURCE COMPANIES


          Freeport-McMoRan Inc.                Richard C. Adkerson
          1615 Poydras Street                  Senior Vice President
          New Orleans, LA   70112              Chief Financial Officer
                                               Telephone:  504 582-1663
          P.O. Box  61119                      Fax:  504 582-1611
          New Orleans, LA   70161


July 3, 1995

The RTZ Corporation PLC and RTZ
   Indonesia Limited
6 St. James's Square
London SW1Y 4LD
England
Attention:  The Company Secretary

Ladies and Gentlemen:

     Reference is made to the Agreement dated as of May 2, 1995 by and between Freeport-McMoRan Inc. (the "Parent") and Freeport-McMoRan Copper & Gold Inc. (the "Company"), on the one hand, and The RTZ Corporation PLC ("RTZ"), RTZ Indonesia Limited (the "Purchaser") and RTZ America, Inc. ("RTZA"), on the other hand, as amended (the "Agreement"). Capitalized terms used herein have the meanings assigned to them in the Agreement.

     1. The parties agree that the Purchaser shall purchase from the Parent 2,400,000 shares of Class A Common Stock (the "Subject Shares") at a purchase price of $20.90 per share at an Additional Stock Closing (the "Closing") to be held at 10:00 a.m. (New York local time) on July 5, 1995 at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York.

     2. The provisions of Section 6.3(b) of the Agreement shall apply to the Closing. The Parent requests that the aggregate purchase price of $50,160,000 be paid at the Closing by wire transfer of immediately available funds to Chase Manhattan Bank - New York for the account of Freeport-McMoRan Inc. (attention Patricia Furman), account number 910-2-446789.

     3. The parties agree that the Purchaser's purchase of the Subject Shares at the Closing will terminate and constitute satisfaction of all obligations under the Agreement of the Purchaser to purchase Class A Common Stock from the Parent and all obligations under the Agreement of the Parent to sell shares of Class A Common Stock to the Purchaser, including the obligations provided for in Section 6.1 and Section 6.2 of the Agreement. Such purchase and this letter agreement shall not affect the rights and obligations of the Company or the Purchaser under Article 11 of the Agreement.

     4. The parties agree that (i) the term "Registrable Securities" in the Registration Rights Agreement, dated as of May 12, 1995, between the Company, on the one hand, and RTZ, the Purchaser and RTZA, on the other hand, as amended, includes the Subject Shares purchased by the Purchaser as contemplated hereby, and (ii) references in the Agreement to shares of Class A Common Stock purchased or issued at an Additional Stock Closing or pursuant to Article 6 of the Agreement are hereby deemed references to the purchase and issuance of the Subject Shares at the Closing as provided herein.

     5. The parties agree to waive all notice requirements under the Agreement relating to the sale of Class A Common Stock by the Parent to the Purchaser.

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



     If the foregoing accurately sets forth our agreement, please so indicate by signing and returning to the undersigned a copy of this letter, whereupon this letter agreement shall be a binding agreement among us.

                                          Very truly yours,

                                          FREEPORT-McMoRan Inc.

                                          By: /s/ RICHARD C. ADKERSON
                                          Name:  Richard C. Adkerson
                                          Title:   Senior Vice President

                                          FREEPORT-McMoRan Copper & Gold
                                             Inc.

                                          By: /s/ RICHARD C. ADKERSON
                                          Name:  Richard C. Adkerson
                                          Title:   Senior Vice President

ACCEPTED AND AGREED TO AS OF
THE DATE FIRST ABOVE WRITTEN:

RTZ INDONESIA LIMITED


By: /s/ Glynne Lloyd-Davis
Name:  Glynne Lloyd-Davis
Title:  Director, Secretary


THE RTZ CORPORATION PLC


By: /s/ Robert Adams
Name:  Robert Adams
Title:  Director


cc:   Fried, Frank, Harris, Shriver & Jacobson
      One New York Plaza
      New York, N.Y.  10004-1980
      USA

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